Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121094
The following is text to a sticker to be attached to the front cover page of the prospectus in a manner that will not obscure the Risk Factors:
     SUPPLEMENTAL INFORMATION — The prospectus of Cole Credit Property Trust II, Inc. consists of this prospectus dated June 27, 2005 and Supplement No. 1 dated October 20, 2005.

COLE CREDIT PROPERTY TRUST II, INC.
SUPPLEMENT NO. 1 DATED OCTOBER 20, 2005
TO THE PROSPECTUS DATED JUNE 27, 2005
     This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated June 27, 2005. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
     The purpose of this supplement is to describe the following:
(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;

(2)	revisions to the “Acquisition Expenses” section of the chart in the “Prospectus Summary — Compensation of Cole Advisors II and its Affiliates” section, footnote (7) of the “Estimated Use of Proceeds” section, and the “Acquisition Expenses — Cole Advisors II” section of the chart and footnote (5) in the “Management Compensation” section of the prospectus;

(3)	revisions to the “Questions and Answers About This Offering” and the “Management” sections of the prospectus to clarify the identity of the chairman of the compensation committee;

(4)	revisions to the “Prospectus Summary — Distribution Policy” section of the prospectus to clarify the frequency of setting record dates of distributions;

(5)	revisions to the “Prospectus Summary — Share Redemption Program” and “Description of Shares — Share Redemption Program” sections of the prospectus to revise the required payments of administrative fees in connection with the redemption of shares;

(6)	revisions to the “Risk Factors — Risks Related to an Investment in Cole Credit Property Trust II, Inc.” section of the prospectus to clarify the effects of delays in locating suitable investments;

(7)	revisions to the “Risk Factors — Risks Related to an Investment in Cole Credit Property Trust II, Inc.” and “Management — Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents” sections of the prospectus to clarify the limitations of liability and indemnification of our directors, officers, employees and other agents;

(8)	revisions to the “Estimated Use of Proceeds” section of the prospectus to provide that we will not pay or reimburse organization and offering expenses in excess of 10% of the gross offering proceeds;

(9)	revisions to the “Management — Compensation of Directors” section of the prospectus to clarify the compensation of our directors;

(10)	revisions to the “Management Compensation” section of the prospectus to clarify the subordinated participation in net sale proceeds and subordinated incentive listing fee;

(11)	revisions to the “Investment Objectives and Policies — Acquisition and Investment Policies — Borrowing Policies” section of the prospectus to modify the disclosure regarding our inclusion of certain preferred stock in our leverage calculations;

(12)	the acquisition of a single-tenant, net leased commercial retail property containing approximately 21,986 rentable square feet in Parkersburg, West Virginia;

(13)	the acquisition of a single-tenant, net leased commercial retail property containing approximately 15,076 rentable square feet in Brainerd, Minnesota;

(14)	the acquisition of a single-tenant, net leased commercial retail property containing approximately 11,325 rentable square feet in Alliance, Ohio;

(15)	the potential acquisition of a single tenant, net leased commercial retail property containing approximately 13,824 rentable square feet in Canonsburg, Pennsylvania;

(16)	the potential acquisition of a single tenant, net leased commercial retail property containing approximately 13,973 rentable square feet in Columbia, Missouri;

(17)	the potential acquisition of a single tenant, net leased commercial retail property containing approximately 15,030 rentable square feet in Olivette, Missouri;

(18)	the potential acquisition of a single tenant, net leased commercial retail property containing approximately 14,564 rentable square feet in Defiance, Ohio;

(19)	the potential acquisition of a single tenant, net leased commercial retail property containing approximately 14,564 rentable square feet in Wauseon, Ohio; and

(20)	the potential acquisition of a single tenant, net leased commercial retail property containing approximately 23,000 rentable square feet in Glendale, Arizona.
Status of the Offering
     We commenced our initial public offering of shares of our common stock on June 27, 2005. We have accepted investors’ subscriptions received through October 18, 2005 and issued approximately 863,000 shares of our common stock to stockholders, with gross proceeds of approximately $8.6 million distributed to us. For additional information, see the “Plan of Distribution — Subscription Process” section of the prospectus beginning on page 133.
Compensation Committee
     The following information replaces the third paragraph of the section of our prospectus captioned “Questions and Answers About This Offering — What is the experience of your officers and directors?” beginning on page 1 of the prospectus:
     Marcus E. Bromley is a member of our board of directors, chairman of its compensation committee and a member of its audit committee. Since December 1993, Mr. Bromley has served as a member of the board of trustees of Gables Residential Trust, a multi-family residential REIT listed on the New York Stock Exchange. From December 1993 until June 2000, Mr. Bromley also served as the chief executive officer of Gables Residential Trust. Prior to joining Gables Residential Trust, Mr. Bromley was a division partner of Trammell Crow Residential.
     The following information replaces the fourth paragraph of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 47 of the prospectus:
     Marcus E. Bromley has been a member of our board of directors, chairman of our board’s compensation committee and a member of our board’s audit committee since May 2005. Mr. Bromley has served as a member of the board of trustees of Gables Residential Trust, a $2 billion multi-family residential REIT with operations in Texas, Atlanta, South Florida, Washington, D.C. and Southern California that is listed on the New York Stock Exchange, since December 1993. From December 1993 until June 2000, Mr. Bromley also served as the chief executive officer of Gables Residential Trust. Prior to joining Gables Residential Trust, Mr. Bromley was a division partner of Trammell Crow Residential from 1982 until 1993. Mr. Bromley holds a B.S. in Economics from Washington & Lee University and a M.B.A. from the University of North Carolina.
Acquisition and Advisory Fees
     The following information replaces the “Acquisition Expenses” section of the chart in the section of our prospectus captioned “Prospectus Summary — Compensation to Cole Advisors II and its Affiliates” beginning on page 11 of the prospectus:

Acquisition Expenses	We will reimburse Cole Advisors II for acquisition expenses incurred in acquiring property. We expect these fees to be approximately 0.5% of the purchase price of each property. In no event will the total of all acquisition and advisory fees and acquisition expenses payable with respect to a particular investment exceed 4.0% of the contract purchase price.	Actual amounts are dependent upon the actual expenses incurred in acquiring a property or asset, and therefore, cannot be determined at this time.

     The following information replaces footnote (7) to the table in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 43 of the prospectus:
(7)	Acquisition expenses include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties. For purposes of this table, we have assumed expenses of 0.5% of average invested assets, which for purposes of this table we have assumed is our estimated amount invested in properties; however, expenses on a particular acquisition may be higher. Notwithstanding the foregoing, the total of all acquisition expenses and acquisition fees payable with respect to a particular property or investment shall be reasonable, and shall not exceed an amount equal to 4.0% of the contract purchase price of the property, or in the case of a mortgage loan 4.0% of the funds advanced, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.
     The following information replaces the “Acquisition Expenses — Cole Advisors II” section of the chart in the section of our prospectus captioned “Management Compensation” beginning on page 59 of the prospectus:

Acquisition Expenses — Cole Advisors II	We will reimburse our advisor for acquisition expenses incurred in the process of acquiring property. We expect these expenses to be approximately 0.5% of the purchase price of each property. In no event will the total of all fees and acquisition expenses payable with respect to a particular property or investment exceed 4.0% of the contract purchase price.	Actual amounts are dependent upon the expenses incurred in acquiring a property or asset, and therefore, cannot be determined at this time.
     The following information replaces footnote (5) to the table in the section of our prospectus captioned “Management Compensation” beginning on page 62 of the prospectus:
(5)	This estimate assumes the amount of proceeds available for investment is equal to the gross offering proceeds less the public offering expenses, and we have assumed that no financing is used to acquire properties or other real estate assets. Our investment policy limits our ability to purchase property if the total of all acquisition fees and expenses relating to the purchase exceeds 4.0% of the contract purchase price unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.
Distribution Policy
     The following information replaces the third paragraph of the section of our prospectus captioned “Prospectus Summary — Distribution Policy” beginning on page 14 of the prospectus:
     To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90.0% of our annual taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles in the United States (GAAP)). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level. Distributions will be paid to our stockholders as of the record date or dates selected by our board of directors. We expect to declare and pay distributions at least quarterly. We expect that such distributions will begin no later than the third quarter after the commencement of this offering. However, there can be no assurance as to when, or if, we will begin to generate sufficient cash flow for distribution to our stockholders. In the event we do not have enough cash to make distributions, we may borrow, use proceeds from this offering, issue additional securities or sell assets in order to fund distributions. Until we are generating operating cash flow sufficient to make distributions to our stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings, including possible borrowings from our advisor or its affiliates, in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest in properties, and negatively impact the value of your investment.

Share Redemption Program
     The following information replaces the third paragraph of the section of our prospectus captioned “Prospectus Summary — Share Redemption Program” beginning on page 15 of the prospectus:
     Upon receipt of a request for redemption, we will conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. For this Uniform Commercial Code search, we will charge an administrative fee equal to the lesser of $250 or 4.0% of the original purchase price of the shares to be redeemed to the stockholder, which will be deducted from the proceeds of the redemption. If a lien exists, the fee will be charged to the stockholder, although no shares will be redeemed. The administrative fee will be paid to us and any additional costs in conducting the Uniform Commercial Code search will be borne by us. The payment of this administrative fee will be waived if the redemption occurs upon the death of a stockholder or if our advisor, in its sole discretion, determines that the redeeming stockholder has suffered an economic hardship. Repurchases will be made quarterly. If funds are not available to redeem all requested redemptions at the end of each quarter, the shares will be purchased on a pro rata basis and the unfulfilled requests will be held until the next quarter, unless withdrawn. Our board of directors may amend, suspend or terminate the share redemption program at any time upon 30 days prior written notice to our stockholders.
     The following information replaces the third paragraph of the section of our prospectus captioned “Description of Shares — Share Redemption Program” beginning on page 119 of the prospectus:
     During the term of this offering, the redemption price per share will depend on the length of time you have held such shares as follows: after one year from the purchase date — 92.5% of the amount you paid for each share; after two years from the purchase date — 95.0% of the amount you paid for each share, after three years from the purchase date — 97.5% of the amount you paid for each share; and after four years from the purchase date — 100.0% of the amount you paid for each share (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). At any time we are engaged in an offering of shares, the per share price for shares purchased under our redemption plan will always be equal to or lower than the applicable per share offering price. Thereafter, the per share redemption price will be based on the then-current net asset value of the shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price is determined by any method other than the net asset value of the shares, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds. Upon receipt of a request for redemption, we will conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. For this Uniform Commercial Code search, we will charge an administrative fee equal to the lesser of $250 or 4.0% of the original purchase price of the shares to be redeemed to the stockholder, which will be deducted from the proceeds of the redemption. For example, if a stockholder wishes to redeem shares for which he paid an aggregate amount of $5,000, the administrative fee that we will charge pursuant to such redemption will be $200, which is the lesser of (i) $250 or (ii) 4.0% of the $5,000 aggregate purchase price paid by this stockholder. If a lien exists, the fee will be charged to the stockholder, although no shares will be redeemed. The administrative fee will be paid to us and any additional costs in conducting the Uniform Commercial Code search will be borne by us. The payment of this administrative fee will be waived if the redemption occurs upon the death of a stockholder or if our advisor, in its sole discretion, determines that the redeeming stockholder has suffered an economic hardship. Subject to our waiver of the one-year holding period requirement, shares required to be redeemed in connection with the death of a stockholder may be repurchased without the one-year activity period requirement, at a purchase price equal to the price actually paid for the shares.

Risk Factors
     The following information replaces the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in Cole Credit Property Trust II, Inc. — If we, through Cole Advisors II, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions” on page 19 of the prospectus:
If we, through Cole Advisors II, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions.
     Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of Cole Advisors II, our advisor, in acquiring of our investments, selecting tenants for our properties and securing independent financing arrangements. We currently do not own any properties or have any operations, financing or investments. Except for investors who purchase shares in this offering after such time as this prospectus is supplemented to describe one or more identified investments, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the management ability of Cole Advisors II and the oversight of our board of directors. We cannot be sure that Cole Advisors II will be successful in obtaining suitable investments on financially attractive terms or that, if it makes investments on our behalf, our objectives will be achieved. In either event, our ability to pay distributions to our stockholders would be adversely affected. If Cole Advisors II is unable to obtain suitable investments, we will hold the proceeds of this offering in an interest-bearing account or invest the proceeds in short-term, investment-grade investments. If we cannot invest proceeds from this offering within a reasonable amount of time, or if our board of directors determines it is in the best interests of our stockholders, we will return the uninvested proceeds to investors. We believe that one year after we reach our minimum offering and accept subscriptions is a reasonable period of time for us to obtain one or more suitable investments.
Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents
     The following information replaces the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in Cole Credit Property Trust II, Inc. — Our rights and the rights of our stockholders to recover claims against our officers, directors and our advisor are limited, which could reduce your and our recovery against them if they cause us to incur losses” on page 21 of the prospectus:
Our rights and the rights of our stockholders to recover claims against our officers, directors and our advisor are limited, which could reduce your and our recovery against them if they cause us to incur losses.
     Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of our directors, officers, employees and agents, and the advisory agreement, in the case of our advisor, require us to indemnify our directors, officers, employees and agents and our advisor and its affiliates for actions taken by them in good faith and without negligence or misconduct. Additionally, our charter limits the liability of our directors and officers for monetary damages subject to the limitations of Maryland law and the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Associations, also known as the NASAA REIT Guidelines. Although our charter does not allow us to exonerate and indemnify our directors and officers to a greater extent than permitted under Maryland law and the NASAA REIT Guidelines, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our advisor and its affiliates, than might otherwise exist under common law, which could reduce your and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our advisor in some cases which would decrease the cash otherwise available for distribution to you. See the section captioned “Management — Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents” elsewhere herein.
     The following information replaces the second paragraph of the section of our prospectus captioned “Management — Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents” beginning on page 51 of the prospectus:
     Our charter contains a provision that eliminates directors’ and officers’ liability subject to the limitations of Maryland law and the NASAA REIT Guidelines. However, both Maryland law and the NASAA REIT Guidelines limit our ability to exonerate and indemnify our directors and officers, as set forth in our charter. Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to our stockholders and us for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and that is material to the cause of action.
Estimated Use of Proceeds
     The following information replaces footnote (4) to the table in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 43 of the prospectus:
(4)	Organization and offering expenses consist of reimbursement of actual legal, accounting, printing and other accountable offering expenses, including amounts to reimburse Cole Advisors II, our advisor, for marketing, salaries and direct expenses of its employees while engaged in registering and marketing the shares and other marketing and organization costs, other than selling commissions and the dealer manager fee. Cole Advisors II and its affiliates will be responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 1.5% of gross offering proceeds without recourse against or reimbursement by us; provided, however, that in no event will we pay or reimburse organization and offering expenses in excess of 10% of the gross offering proceeds. We currently estimate that approximately $7,436,250 of organization and offering costs will be incurred if the maximum offering of 50,000,000 (approximately $495,750,000) shares is sold.
Management Compensation
     The section captioned “Management — Compensation of Directors” beginning on page 48 of the prospectus is supplemented with the following information:
     We pay each of our independent directors a retainer of $25,000 per year plus $2,000 for each board or board committee meeting the director attends in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee) and $250 for each meeting the director attends by telephone. In the event there are multiple meetings of the board and one or more committees in a single day, the fees will be limited to $2,500 per day ($3,000 for the chairperson of the audit committee if there is a meeting of such committee). In addition, we have reserved 1,000,000 shares of common stock for future issuance upon the exercise of stock options that may be granted to our independent directors pursuant to our stock option plan (described below). We granted to each of our independent directors an option to purchase 5,000 shares of common stock at an exercise price equal to $9.15 per share (or greater, if such higher price is necessary so that such option shall not be considered a “nonqualified deferred compensation plan” under Section 409A of the Internal Revenue Code) as of the date each independent director was elected as a director. We expect that the independent directors will receive an additional 5,000-share option grant on the date of each annual meeting of stockholders, each with an exercise price equal to $9.15 per share during such time as we are offering shares to the public at $10.00 per share and thereafter at 100.0% of the then-current fair market value per share. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also an employee of Cole REIT II or Cole Advisors II or their affiliates, we do not pay compensation for services rendered as a director. As of May 9, 2005, we had not paid compensation to any of our directors in their capacity as a member of our board of directors, other than granting options.
Subordinated Participation in Net Sale Proceeds and Subordinated Incentive Listing Fee
     The following information replaces footnote (11) to the table in the section of our prospectus captioned “Management Compensation” beginning on page 62 of the prospectus:
(5)	Upon termination of the advisory agreement, Cole Advisors II may be entitled to a similar performance fee if Cole Advisors II would have been entitled to a subordinated participation in net sale proceeds had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. Under our charter, we could not increase these success-based fees without the approval of a majority of our independent directors, and any increase in the subordinated participation in net sale proceeds would have to be reasonable. Our charter provides that such incentive fee is “presumptively reasonable” if it does not exceed 10.0% of the balance of such net proceeds remaining after investors have received a return of their net capital contributions and an 8.0% per year cumulative, non-compounded return.

Cole Advisors II cannot earn both the subordinated participation in net sale proceeds and the subordinated incentive listing fee. The subordinated participation in net sale proceeds or the subordinated listing fee, as the case may be, will be paid in the form of an interest bearing promissory note that will be repaid from the net sale proceeds of each sale after the date of the termination or listing. At the time of such sale, we may, however, at our discretion, pay all or a portion of such promissory note with shares of our common stock. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act and, therefore, will be subject to restrictions on transferability. Any portion of the subordinated participation in net sale proceeds that Cole Advisors II receives prior to our listing will offset the amount otherwise due pursuant to the subordinated incentive listing fee. In no event will the amount paid to Cole Advisors II under the promissory note, if any, including interest thereon, exceed the amount considered presumptively reasonable by the NASAA REIT Guidelines.
Borrowing Policies
     The following information replaces the first paragraph of the section of our prospectus captioned “Investment Objectives and Policies — Acquisition and Investment Policies — Borrowing Policies” beginning on page 75 of the prospectus:
     Our advisor believes that utilizing borrowing is consistent with our investment objective of maximizing the return to investors. By operating on a leveraged basis, we will have more funds available for investment in properties. This will allow us to make more investments than would otherwise be possible, resulting in a more diversified portfolio. Our use of leverage increases the risk of default on the mortgage payments and a resulting foreclosure of a particular property, as described in the “Risk Factors — General Risks Related to Investments in Real Estate” section of this prospectus. The number of properties that we can acquire will be affected by the amount of funds available to us. Accordingly, borrowing funds will allow us to increase our diversification. There is no limitation on the amount we may borrow against any single improved property. However, under our charter, we are required to limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and will be disclosed to our stockholders in our next quarterly report, along with a justification for such excess borrowing. In the event that we issue preferred stock that is entitled to a preference over the common stock in respect of distributions or liquidation or is treated as debt under GAAP, we will include it in the leverage restriction calculations, unless the issuance of the preferred stock is approved or ratified by our stockholders. We expect that during the period of this offering we will request that our independent directors approve borrowings in excess of this limitation since we will then be in the process of raising our equity capital to acquire our portfolio. However, we anticipate that our overall leverage following our offering stage will be within our charter limit. To the extent that we do not obtain mortgage loans on our properties, our ability to acquire additional properties will be restricted.
Real Property Investments
     The section captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 82 of the prospectus is supplemented with the following information:
    Tractor Supply — Parkersburg, WV
     On September 26, 2005, Cole TS Parkersburg WV, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Cole OP II (“TS Parkersburg”), acquired a 100% fee simple interest in a 21,986 square foot single-tenant retail building (the “TS Parkersburg Property”), from C&F Development Associates, LLC, which is not affiliated with us or our subsidiaries or affiliates. The TS Parkersburg Property was constructed in 2005 on an approximately 2.97 acre site in Parkersburg, West Virginia. The area surrounding the property within a three mile radius is shared with a mix of “big box” retail, convenience retail and single family houses.
     The purchase price of the TS Parkersburg Property was approximately $3.3 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $2.6 million loan from Wachovia Bank National Association (the “Lender”) secured by the TS Parkersburg Property (the “TS Parkersburg Loan”). In connection with the acquisition, we paid to an affiliate of our advisor an acquisition fee of $65,185 and to our advisor a finance coordination fee of $17,930.

     The TS Parkersburg Property is 100% leased to Tractor Supply Company (“Tractor Supply”) subject to a net lease pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The initial annual rent is $228,147, or $10.38 per square foot, through July 31, 2010. Thereafter, the annual base rent will increase by 10% every five years through the initial lease term, which expires July 31, 2020. The tenant has four options to renew the lease, each for an additional five-year term, beginning on August 1, 2020. The rental rates during each renewal option period are fixed at approximately 10% increases over the rent in place during the previous period.
     Tractor Supply currently operates more than 550 retail stores in 34 states, employs more than 7,800 and is headquartered in Brentwood, Tennessee. Tractor Supply’s common stock is traded on The Nasdaq National Market under the symbol “TSCO.”
     Fund Realty Advisors has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the TS Parkersburg Property and will receive a property management fee of 2.0% of the monthly gross revenue from the property. We currently have no plans for any renovations, improvements or development of the TS Parkersburg Property. We believe the TS Parkersburg Property is adequately insured.
     The TS Parkersburg Loan consists of an approximately $1.8 million fixed interest rate tranche (the “TS Parkersburg Fixed Rate Tranche”) and an $814,000 variable interest rate tranche (the “TS Parkersburg Variable Rate Tranche”). The Fixed Rate Tranche has a fixed interest rate of 5.57% per annum with monthly interest-only payments and the outstanding principal and interest due on October 11, 2015 (the “TS Parkersburg Maturity Date”). The TS Parkersburg Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments and the outstanding principal and interest due on December 26, 2005. The TS Parkersburg Loan is nonrecourse to TS Parkersburg and Cole OP II, but each is liable for customary non-recourse carveouts.
     The TS Parkersburg Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the TS Parkersburg Maturity Date, and (ii) partial prepayments resulting from Lender’s election to apply insurance or condemnation proceeds to reduce the outstanding principal balance of the TS Parkersburg Loan. Notwithstanding the prepayment limitations, TS Parkersburg may sell the TS Parkersburg Property to a buyer that assumes the TS Parkersburg Loan. The transfer shall be subject to the Lender’s approval of the proposed buyer and the payment of the Lender’s costs and expenses associated with the sale of the TS Parkersburg Property.
     In the event the TS Parkersburg Loan is not paid off on the TS Parkersburg Maturity Date, the TS Parkersburg Loan includes hyperamortization provisions. The TS Parkersburg Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, Lender will apply 100% of the rents collected to (i) all payments due to Lender under the TS Parkersburg Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the TS Parkersburg Property pursuant to an approved annual budget, (iii) any extraordinary expenses and (iv) any accrued interest under the TS Parkersburg Loan. Any remaining amount will be applied to the reduction of the principal balance of the TS Parkersburg Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 5.57% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%).
    Walgreens — Brainerd, MN
     On October 6, 2005, Cole WG Brainerd MN, LLC, a Delaware limited liability company and a wholly-owned subsidiary Cole OP II (“WG Brainerd”), acquired a 100% fee simple interest in a 15,076 square foot single-tenant retail building (the “WG Brainerd Property”), from Brainerd Drugstore, LLC, which is not affiliated with the us, or our subsidiaries or affiliates. The WG Brainerd Property was constructed in 2000 on an approximately 2.07 acre site in Brainerd, Minnesota. The area surrounding the property within a three-mile radius is shared by multi-family housing and commercial development.
     The purchase price of the WG Brainerd Property was approximately $4.3 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $3.5 million loan from the Lender secured by the WG Brainerd Property (the “WG Brainerd Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of $86,570 and our advisor a finance coordination fee of $28,140.
     The WG Brainerd Property is 100% leased to Walgreen Co. (“Walgreens”) subject to a net lease pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $303,000, or $20.10 per square foot, is fixed through the initial lease term, which expires July 31, 2020, and all renewal options. The tenant has eight options to renew the lease, each for an additional five-year term, beginning on August 1, 2020.
     Walgreens has over 4,900 stores in 45 states and Puerto Rico. Walgreens has a Standard & Poor’s credit rating of “A+” and its stock is publicly traded on the New York Stock Exchange under the ticker symbol “WAG.”
     Fund Realty Advisors has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the WG Brainerd Property and will receive a property management fee of 2.0% of the monthly gross revenue from the property. We currently have no plans for any renovations, improvements or development of the WG Brainerd Property. We believe the WG Brainerd Property is adequately insured.
     The WG Brainerd Loan consists of an approximately $2.8 million fixed interest rate tranche (the “WG Brainerd Fixed Rate Tranche”) and an approximately $649,000 variable interest rate tranche (the “WG Brainerd Variable Rate Tranche”). The WG Brainerd Fixed Rate Tranche has a fixed interest rate of 5.44% per annum with monthly interest-only payments and the outstanding principal and interest due on October 11, 2015 (the “WG Brainerd Maturity Date”). The WG Brainerd Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments and the outstanding principal and interest due on January 4, 2006. The WG Brainerd Loan is nonrecourse to the WG Brainerd and Cole OP II, but each is liable for customary non-recourse carveouts.
     The WG Brainerd Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the Maturity Date and (ii) partial prepayments resulting from Lender’s election to apply insurance or condemnation proceeds to reduce the outstanding principal balance of the WG Brainerd Loan. Notwithstanding the prepayment limitations, WG Brainerd may sell the WG Brainerd Property to a buyer that assumes the WG Brainerd Loan. The transfer shall be subject to the Lender’s approval of the proposed buyer and the payment of the Lender’s costs and expenses associated with the sale of the WG Brainerd Property.
     In the event the WG Brainerd Loan is not paid off on the WG Brainerd Maturity Date, the WG Brainerd Loan includes hyperamortization provisions. The WG Brainerd Maturity Date, under the hyperamortization period, will be extended by twenty (20) years. During such period, Lender will apply 100% of the rents collected to (i) all payments due to Lender under the WG Brainerd Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the WG Brainerd Property pursuant to an approved annual budget, (iii) any extraordinary expenses and, (iv) any accrued interest under the WG Brainerd Loan. Any remaining amount will be applied to the reduction of the principal balance of the WG Brainerd Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 5.44% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%).
     Rite Aid — Alliance, OH
     On October 20, 2005, Cole RA Alliance, LLC, a Delaware limited liability company and a wholly-owned subsidiary Cole OP II (“RA Alliance”), acquired a 100% fee simple interest in a 11,325 square foot single-tenant retail building (the “RA Alliance Property”), from Monogram Development XV, LTD., which is not affiliated with the us, or our subsidiaries or affiliates. The RA Alliance Property was constructed in 1996 on an approximately 1.79 acre site in Alliance, Ohio. The area surrounding the property within a three-mile radius is shares by retail, residential and commercial development.
     The purchase price of the RA Alliance Property was approximately $2.1 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering. In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of $42,000.
     The RA Alliance Property is 100% leased to Rite Aid of Ohio, Inc. (“RA Ohio”), a subsidiary of Rite Aid Corporation (“Rite Aid”), which guarantees the lease. The RA Alliance Property is subject to a net lease pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $189,023, or $16.69 per square foot, is fixed through the initial lease term, which expires April 30, 2017. The tenant has six options to renew the lease, each for an additional five-year term, beginning on May 1, 2017, with rental escalations descending from a range of 6.0% at the first renewal to 4.6% at the final renewal option.
     Rite Aid has over 3,300 stores in 28 states and Washington, DC. Rite Aid has a Standard & Poor’s credit rating of “B+” and its stock is publicly traded on the New York Stock Exchange under the ticker symbol “RAD.”
     Fund Realty Advisors has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the RA Alliance Property and will receive a property management fee of 2.0% of the monthly gross revenue from the property. We currently have no plans for any renovations, improvements or development of the RA Alliance Property. We believe the RA Alliance Property is adequately insured.
Potential Property Investments
     Our advisor will from time to time identify certain properties for potential investment. We will supplement the prospectus to describe such properties at such time as a reasonable probability exists that the property will be acquired and the funds to be expended represent a material portion of the net proceeds of the offering. Such initial disclosure does not guaranty that we will ultimately consummate such proposed acquisition or that the information relating to the probable acquisition will not change prior to closing. The acquisition of each of such property is subject to the fulfillment of a number of conditions, including obtaining sufficient funds from the sale of shares in this offering or from debt financing.
     Our advisor has identified the following properties as potential suitable investment for us. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay a portion of the purchase price. An additional condition to acquiring these properties will be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
     Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

     We will decide whether to acquire these properties generally based upon:
•	satisfaction of the conditions to the acquisitions contained in the respective contracts;

•	no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make these acquisitions; and

•	our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.
     Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot make any assurances that we will consummate the transactions and actually acquire any or each of these properties, or that the information relating to the probable acquisition will not change prior to acquisition. The acquisition of each of property is subject to the fulfillment of a number of conditions.
    Eckerd — Canonsburg, PA
     Series C, LLC, an affiliate of our advisor, has entered into an agreement to purchase a 13,824 square foot single-tenant retail building on an approximately 1.79 acre site located in Canonsburg, Pennsylvania (the “EK Canonsburg Property”), for a gross purchase price of approximately $5.3 million, exclusive of closing costs (the “EK Canonsburg Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series C, LLC will assign all of its rights and obligations under the EK Canonsburg Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.
     The EK Canonsburg Property was constructed in 2005 and is 100% leased to Eckerd Corporation (“Eckerd”). The property is subject to a net lease, pursuant to which Eckerd’s is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $383,160, or $27.72 per square foot, is fixed through the initial lease term, which expires June 14, 2025. Eckerd’s has two options to renew the lease, each for an additional five year term beginning on June 15, 2025, with rental escalations of 1.8% for each renewal option.
     We expect to purchase the EK Canonsburg Property with proceeds from our ongoing public offering and an approximately $3.4 million loan secured by the EK Canonsburg Property (the “EK Property Loan”). We expect the EK Property Loan to be a 10-year fixed rate, interest only loan.
    Walgreens — Columbia, MO
     Series B, LLC, an affiliate of our advisor, has entered into an agreement to purchase a 13,973 square foot single-tenant retail building on an approximately 1.08 acre site located in Columbia, Missouri (the “WG Columbia Property”), for a gross purchase price of approximately $6.3 million, exclusive of closing costs (the “WG Columbia Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series B, LLC will assign all of its rights and obligations under the WG Columbia Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.
     The WG Columbia Property was constructed in 2002 and is 100% leased to Walgreen’s. The property is subject to a net lease, pursuant to which Walgreens is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $439,000, or $31.42 per square foot, is fixed through the initial lease term, which expires June 30, 2022, and all renewal options. Walgreens has eight options to renew the lease, each for an additional five-year term beginning on July 1, 2022.
     We expect to purchase the WG Columbia Property with proceeds from our ongoing public offering and an approximately $4.5 million loan to be assumed from the seller, secured by the WG Columbia Property (the “WG Columbia Property Loan”). The WG Columbia Property Loan matures on July 11, 2008, has a fixed interest rate of 5.15% and requires monthly principal and interest payments of approximately $25,000.

    Walgreens — Olivette, MO
     Series B, LLC has entered into an agreement to purchase a 15,030 square foot single-tenant retail building on an approximately 2.40 acre site located in Olivette, Missouri (the “WG Olivette Property”), for a gross purchase price of approximately $7.8 million, exclusive of closing costs (the “WG Olivette Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series B, LLC will assign all of its rights and obligations under the WG Columbia Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.
     The WG Olivette Property was constructed in 2001 and is 100% leased to Walgreens. The property is subject to a net lease, pursuant to which Walgreens is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $528,000, or $35.13 per square foot, is fixed through the initial lease term, which expires October 31, 2026, and all renewal options. Walgreens has ten options to renew the lease, each for an additional five-year term beginning on November 1, 2026.
     We expect to purchase the WG Olivette Property with proceeds from our ongoing public offering and an approximately $5.4 million loan to be assumed from the seller, secured by the WG Olivette Property (the “WG Olivette Property Loan”). The WG Olivette Property Loan matures on July 11, 2008, has a fixed interest rate of 5.15% and requires monthly principal and interest payments of approximately $30,000.
    Rite Aid — Defiance, OH
     Series A, LLC, an affiliate of our advisor, has entered into an agreement to purchase a 14,564 square foot single-tenant retail building on an approximately 1.86 acre site located in Defiance, Ohio (the “RA Defiance Property”), for a gross purchase price of approximately $4.2 million, exclusive of closing costs (the “RA Defiance Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series A, LLC will assign all of its rights and obligations under the RA Defiance Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.
     The RA Defiance Property is currently under construction and scheduled to be completed in November 2005 and will be 100% leased to Rite Aid of Ohio, Inc. (“Rite Aid Ohio”). Rite Aid Ohio is a subsidiary of Rite Aid Corporation (“Rite Aid”), which guarantees the lease. The property is subject to a net lease, pursuant to which Rite Aid is generally required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $337,917, or $23.20 per square foot, is fixed through the initial lease term, which expires January 31, 2026. Rite Aid has six options to renew the lease, each for an additional five-year term beginning on February 1, 2026, with rental escalations descending from a range of 4.3% at the first renewal option to 3.6% at the final renewal option.
     We expect to purchase the RA Defiance Property with proceeds from our ongoing public offering and an approximately $2.3 million loan secured by the RA Defiance Property (the “RA Defiance Property Loan”). The RA Defiance Property Loan is expected to be a 10-year fixed rate, interest only loan.
    Rite Aid — Wauseon, OH
     Series A, LLC has entered into an agreement to purchase a 14,564 square foot single-tenant retail building on an approximately 2.09 acre site located in Wauseon, Ohio (the “RA Wauseon Property”), for a gross purchase price of approximately $3.9 million, exclusive of closing costs (the “RA Wauseon Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series A, LLC will assign all of its rights and obligations under the RA Wauseon Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.
     The RA Wauseon Property is currently under construction and scheduled to be completed in January 2006 and will be 100% leased to Rite Aid Ohio. Rite Aid Ohio is a subsidiary of Rite Aid which guarantees the lease. The property is subject to a net lease, pursuant to which Rite Aid is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $311,720, or $21.40 per square foot, is fixed through the initial lease term, which expires January 31, 2026. Rite Aid has six options to renew the lease, each for an additional five year term beginning on February 1, 2026, with rental escalations descending from a range of 4.7% at the first renewal option to 3.8% at the final renewal option.

     We expect to purchase the RA Wauseon Property with proceeds from our ongoing public offering and an approximately $2.1 million loan secured by the RA Wauseon Property (the “RA Wauseon Property Loan”). We expect the RA Wauseon Property Loan to be a 10-year fixed rate, interest only loan.
    La-Z-Boy — Glendale, AZ
     Series B, LLC has entered into an agreement to purchase a 23,000 square foot single-tenant retail building on an approximately 3.18 acre site located in Glendale, Arizona (the “LB Glendale Property”), for a gross purchase price of approximately $5.7 million, exclusive of closing costs (the “LB Glendale Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series B, LLC will assign all of its rights and obligations under the LB Glendale Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.
     The LB Glendale Property was constructed in 2001. Concurrent with the closing of the transaction, a wholly-owned subsidiary of Cole OP II will enter into a new net lease with EBCO, Inc. (“EBCO”), which is affiliated with the seller, for 100% of the LB Glendale Property pursuant to which EBCO will be required to pay substantially all operating expenses and capital expenditures in addition to base rent. The lease has an annual base rent of $419,750, or $18.25 per square foot, for the first year, with 2% annual rental escalations over the initial lease term, which expires November 30, 2015. EBCO has three options to renew the lease, each for an additional five-year term beginning on December 1, 2015, with 2% annual rental escalations.
     We expect to purchase the LB Glendale Property with proceeds from our ongoing public offering and an approximately $3.4 million loan secured by the LB Glendale Property (the “LB Glendale Property Loan”). We expect that the LB Glendale Property Loan to be a 5-year fixed rate, interest only loan.